December 29, 2004


Timothy R. Surgenor
Chief Executive Officer
Cyberkinetics Neurotechnology Systems, Inc.
100 Foxborough Boulevard
Suite 240
Foxborough, Massachusetts 02035

Re:	Cyberkinetics Neurotechnology Systems, Inc.
      Registration Statement on Form SB-2
      Filed December 3, 2004
		File No. 333-120973

Dear Mr. Surgenor:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. We note that several affiliates - including current officers
and
directors of the registrant - are identified as selling
shareholders
in this offering.  We note the shares being registered on behalf of
those selling shareholders represent 26% of the total shares being offered and almost 5% of the total number of outstanding shares of the registrant. It appears that the resale transactions by affiliates of the issuer may constitute an offering "by or on behalf of the issuer," and that those parties should be identified as statutory underwriters. Further, it appears that since the registrant is ineligible to conduct an "at the market" offering, as defined in Rule 415, the registration statement should be revised to
state a fixed price for shares by affiliates for the duration of the
offering.   For guidance, refer to Item D.29 of our Manual of
Publicly Available Telephone Interpretations available on our website at www.sec.gov.

Summary - Page 1

Our Company - Page 1
2. Revise the first sentence to highlight that you are a development stage medical device company.
3. We note your disclosure in the second paragraph that you have received an "Investigational Device Exemption" from the FDA for the
BrainGate product. Revise to clarify that this exemption is available only for the clinical testing of your product. Also revise to state that none of your products have received regulatory approval for sale anywhere in the world yet and will not be commercially available for several years, if ever.
4. Revise to indicate the type of application you expect to make to the FDA for approval of the BrainGate in approximately three to five years. Also expand to discuss the timeline for the FDA`s review of the application, so investors have a sense of when you might be able to undertake commercialization of the BrainGate.


Risk Factors - Page 6
5. Please revise to eliminate the last sentence of the second introductory paragraph and revise as necessary to include a discussion of all material risks in your risk factor section.
6. Many of your subheadings currently either merely state a fact about your business. Please review all of your risk factor headings to ensure that the headings state a risk to investors that results from the condition, fact or uncertainty you describe. By way of non-exclusive example, the following are all statements of fact rather than risk:
* We may experience fluctuation of quarterly operating results
(page
13);
* Our common stock is considered a "penny stock" (page 15); and
* Certain of our stockholders hold a significant percentage of our outstanding voting securities (page 16).


Risks Related to Our Business - Page 6

      Our future success is strongly dependent on development ...
-
Page 6
7. Please revise this risk factor to discuss specifically the challenges you face "in a variety of areas" so investors are able to assess the magnitude of the risk. Also quantify the amount spent on research and development in each period for which you have presented financial statements.

Failure to develop products would have an adverse effect... - Page
7
8. Please consider combining this risk factor with the second risk factor on page 6, or revise to distinguish the risks presented in each risk factor.

      If patients choose less invasive or less expensive alternatives... - Page 10
9. Revise to identify the existing alternatives to your product.
We
note your disclosure in this regard on page 29.

      Risks Related to Capital Structure - Page 13

      Our common stock is considered a penny stock - Page 15
10. Please expand this risk factor to discuss the consequence(s) on current or potential investors of being designated a "penny stock," or consider combining it with the following risk factor.

Management`s Discussion and Analysis of Financial Condition... -
Page
19
11. In the first paragraph under this caption, delete the reference to Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended, since these provisions do not apply to penny stock offerings.

Results of Operations - Pages 23-25
12. We reference the discussion on page 23 that the increase in product sales during the nine-month period ended September 30, 2004 compared to the prior period was from the increase in the number of units sold and the selling price. Please revise to quantify each significant factor that contributed to significant increases in revenues and expenses each period. Provide more details of the significant increase in research and development expenses in fiscal
2003 compared to fiscal 2002. The current discussion on page 25 only addresses approximately half of the $2 million increase.


Liquidity and Capital Resources - Page 26
13. To enhance your explanation of cash flows from operations, please revise to discuss significant changes to the components of working capital, including individually significant changes in line items. For example, we note that accounts payable increased $233 thousand or
147% over the past nine months. Please address the impact on your working capital. Significant changes in balance sheet amounts should also be discussed.

Business - Page 27
14. Please revise to provide disclosure required by Item 101(b) of Regulation S-B. For instance, include a discussion of:
* Research and development expenses incurred in your last two fiscal years,
* Dependence upon a single customer or a few customers, and
* Availability of materials or components used in your products.

      Products - Page 27
15. Footnote 1 to the financial statements indicates that you manufacture and sell a line of neural recording arrays and data acquisition systems acquired from Bionic Technologies. Please revise your disclosure to discuss this portion of your business, and quantify revenues derived from these sales.
16. Please expand your disclosure to explain briefly the "new dimension of information" that the NeuroPort device is designed to provide.
17. It appears from your disclosure on page 28 that you intend the NeuroPort device to be used to replace craniotomy procedures that are performed solely for monitoring the brain. Please clarify your disclosure. Also revise to quantify the "small percentage" of craniotomies that are performed to monitor the brain.
18. It appears from your disclosure on page 28 that the NeuroPort device is not designed to be used independently, but must be used in conjunction with other devices. Please clarify.
19. We note a summary of the BrainGate System contained in your press release dated December 7, 2004, which describes the system in a clear and concise manner. Please consider including this description in the registration statement.

      Market Opportunity - Page 29
20. Please expand to clarify that you cannot market products in the
United States until you obtain FDA approval, and state that the approval process will take several years, if at all.
21. We note your disclosure on page 30 that you plan to apply for a humanitarian device exemption from the FDA for the BrainGate product.
Expand your disclosure here and in the summary to indicate the material differences among the types of FDA approvals that you might seek, and describe the implications on your potential sales and marketing efforts as a consequence of your choice in application type. For instance, the use of an HDE as compared to a pre-market approval would significantly limit sales of the BrainGate, as a humanitarian use device is intended to benefit patients in the treatment and diagnosis of diseases or conditions that affect fewer than 4,000 individuals in the United States per year.

      Competition - Page 29
22. Supplementally, with a view toward disclosure, identify your potential competitor who has developed a custom-made device and has successfully demonstrated that their patients can achieve neural control.

      Intellectual Property - Page 29
23. Please revise to state the duration of your patents and licenses.
24. Please revise to describe the material terms of the license agreements to which you refer. For example, discuss the significant obligations or commitments of the parties, the duration of the licenses, and the termination provisions.

      Government Regulation - Page 29
25. Explain the terms you use in this section, such as "HDE" and "PMA" and discuss the differences among the different types of FDA approval. Also explain why you will seek an HDE approval for the BrainGate system as opposed to a PMA approval. Finally, expand to discuss the estimated time it may take to receive approval from the
FDA for HDE, PMA, and 510(k) applications.
26. Please update your disclosure with regard to the status of your
510(k) applications.
27. Revise to discuss any post-approval surveillance by the FDA to which you may be subject. We note your disclosure on page 8.

      Clinical Trials - Page 30
28. Revise to explain what an IDE approval from the FDA is, and whether you will need to obtain an IDE prior to each clinical trial you will conduct. If so, provide an estimate of how long the approval process could take.

Audit Committee - Page 34
29. We note that Oxford Bioscience Partners and its affiliates currently beneficially own approximately 46.44% of your outstanding shares. We also note your disclosure that you believe that each member of the audit committee meets the requirements for membership established by the Commission. However, Mr. Carthy is a General Partner of Oxford Bioscience and Dr. George Hatsopoulos is a limited partner of GDH Partners. Please revise to disclose what consideration the board gave to the relationship of Mr. Carthy with
Oxford Bioscience and Dr. Hatsopoulos with GDH Partners in making its determination that each of these directors could be appropriately designated as independent. Refer to Section 10A-3(d)(3)(B) of the Exchange Act.
30. We note your disclosure that your audit committee has at least one financial expert. Please revise to disclose the name of the expert and indicate whether that person is independent, as that term is used in Item 7(d)(3)(iv) of Schedule 14A. Refer to Item 401(e)(1)(ii) of Regulation S-B.

Beneficial Ownership - Page 38
31. Here and in the selling shareholder table beginning on page
48,
please revise to identify the natural persons who have or share voting and/or investment control of the shares held by the entities identified in the tables.

Certain Relationships and Related Transactions - Page 43

      November 2004 Private Placement - Page 43
32. Reconcile your bullet-point disclosure with your introductory paragraph which indicates that only 2,000,000 shares and warrants to purchase an additional 760,000 shares were issued in the November 2004 private placement. The disclosure indicates that the amount of shares issued to Oxford Bioscience Partners, Global Life Science Ventures, and GDH Partners in the private placement exceeded 2,000,000 shares and warrants to purchase 760,000 shares.
33. Expand to discuss the convertible preferred stock issuance, quantifying the number of shares issued to each affiliate and the consideration paid by them. Also expand to discuss the issuance of common stock upon conversion by all affiliates at the time of the reverse acquisition.
34. If Bionic Technologies, LLC was affiliated with any current officers, directors, or significant shareholders, expand to discuss the acquisition.



Selling Shareholders - Page 46
35. Revise to ensure you have identified the natural persons with voting or investment control over shares held by each entity listed in the table.
36. Tell us whether the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholders who are broker-dealers must be identified as underwriters with respect to the shares that they are offering for resale. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter with respect to the shares that it is offering for resale unless that selling stockholder is able to make the following representations in the prospectus:
* The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
* At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Please revise your plan of distribution accordingly.

Financial Statements
37. Please update the financial statements when required by Item 310(g) of Regulation S-B.
38. Please include an updated accountant`s consent in the amended filings.
Notes to Consolidated Financial Statements
Note 1. Nature of Business and Basis of Presentation- Page F-8
39. Please provide supplemental details of the "various applications" that the Company`s products are used for by its customers.
Note 2. Summary of Significant Accounting Policies
      Revenue Recognition - Page F-13
40. Please tell us whether product sales require customer acceptance and whether there is any right of return or any other obligations (e.g. for installation) that could impact the timing of revenue recognition.
41. We note that audits of the Company`s grants may result in adjustments to the amount of grant revenues recorded and funds received and that historically grants have been a significant funding source. Please disclose the history of audit adjustments to grant revenues and funds received if significant. In addition, provide more details of the recognition of grant revenue, including the reason that this is a revenue generating activity rather than a cost reimbursement activity that would be recorded as a reduction to operating expenses. Provide more details of the Company`s activities with contract research and development.
      Segment Reporting - Page F-18
42. It appears that the Company`s primary business is to develop platform technology and implantable medical devises and software for human use that will be designed to detect and interpret brain activity in real time. You indicate the Company operates in one business segment, which is the development and marketing of advanced-stage neurological products. We also note that in August 2002, the
Company acquired Bionic Technologies, LLC, a manufacturer of neural recording arrays and data acquisition systems for research, which the
Company continues to manufacture and sell. We note that 40% of the Company`s revenues from inception to date are derived from product sales of Bionic operations and 60% of revenues from grants, presumably for R&D related to the advanced-stage neurological products. Please provide a detailed analysis of the reason that the
Company believes they operate within one business segment as defined by SFAS 131.
Note 3. Acquisition - Page F-19
43. We note your references to an "independent third-party valuation specialist." If you refer to a third party specialist, you must specifically identify and name them in the filing as an expert and include their consent as an exhibit to the registration statement. Alternatively, you could eliminate this reference and clearly indicate the factors that management considered and the assumptions they used in determining the values.
Note 5. Property and Equipment- Page F-21
44. Provide supplemental details of the nature of construction in progress.
Note 11. Stockholders` Deficit- Pages F-28 and F-29
Recent Sales of Unregistered Securities - Page II-1
45. We reference the discussion on pages F-15 and F-30 of the options granted in 2003 at exercise prices below the market value of the common stock. We also reference the discussion on page F-28 that incentive stock options may not be granted at less than fair value.
Please explain. In addition, disclose details of the compensation recorded on the 2.8 million stock options granted in fiscal 2003 and clarify how this was determined. For each of the issuances of stock options and warrants during the last year through the date of your response include the following information:
a. Number of shares issued or issuable
b. Purchase price or exercise price per share
c. Any restriction or vesting terms
d. Management`s fair value per share estimate
e. How management determined the fair value estimate
f. Identity of the recipient and relationship to the company
g. Nature and terms of any concurrent transactions with the recipient
h. Amount of any recorded compensation element and accounting literature relied upon
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Provide details of the basis for management`s fair value per share determinations considering the price of any private placements or traded prices (after the date the Company`s stock was traded on an exchange).
Note 12. Licensing Arrangements - Page F-31
46. Please provide supplemental details of the valuation and accounting for any stock, stock options or warrants issued in connection with the licensing or other collaborative arrangements discussed in Note 12.

Exhibit 5.1
47. We note the statement that counsel has made "assumptions that are customary in opinion letters of this kind." It is inappropriate for counsel to include broad assumptions or assumptions that underlie the ultimate opinion. Revise the opinion to specify the assumptions that counsel made in rendering the opinion. Alternatively, revise to delete this statement.
48. We note your request for confidential treatment. We will review and provide comments on your request separately. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.


Form 10-Q for period ended September 30, 2004

Controls and Procedures - Page 19
49. We note your conclusion that your disclosure controls and procedures are effective "in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act." Please revise your disclosure to ensure your conclusion reflects the full definition of disclosure controls and procedures in Rule 13a-15(e); that is, you should also indicate whether your disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to your management as appropriate to allow timely decisions regarding required disclosure.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dennis Hult at (202) 942-2812 or Brian
Cascio,
Accounting Branch Chief, at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 942-2914 or me at (202)
942-1880 with any other questions.


Sincerely,



							Peggy A. Fisher
      Assistant Director

cc (via fax):	Thomas J. Poletti, Esq.
		Kristy D. Palmquist, Esq.

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Cyberkinetics Neurotechnology Systems, Inc.
December 29, 2004
Page 1